Exhibit 4.23
SHARE PURCHASE AGREEMENT
BETWEEN
NOAH EDUCATION HOLDINGS LTD.,
SUNSHINE NATION LIMITED
AND
THE OTHER PARTIES LISTED HEREIN
DATED AS OF
MAY 22, 2009

i

ii

SCHEDULES

1.1A Ancillary Documents
1.1B List of Key Company Employees
EXHIBITS

A Form of Employee Employment Agreement with Du Tianming
B Form of Leisen Share Purchase Agreement
C Form of Cartoon Digital Acquisition Agreement

iii

SHARE PURCHASE AGREEMENT
AGREEMENT, dated May 22, 2009, between:
(1)	NOAH EDUCATION HOLDINGS LTD., a company with limited liability organized under the laws of the Cayman Islands (“Noah Education”, or the “Buyer”);
(2)	SUNSHINE NATION LIMITED, a company with limited liability organized under the laws of the British Virgin Islands (the “Seller”);
(3)	DU TIANMING of PRC ID No. 430121195008307710, DU LIANGDONG of PRC ID No. 430121198201305551, and DU SIYUAN of Canadian Passport No. WB 126670 (collectively, the “Warrantors”).
BACKGROUND:
(A)	The Seller owns all of the issued and outstanding shares (the “Shares”) in Global Ring Limited, a company with limited liability incorporated under the laws of Hong Kong (the “Company”).
(B)	Du Siyuan is the sole owner of the Seller.
(C)	Du Tianming and Du Liangdong are the key management of Changsha Little Star Cartoon Digital Technology Ltd., a company organized and existing under the laws of the PRC, which is or will become a wholly-owned subsidiary of the Company.
(D)	The Seller desires to sell to the Buyer, and the Buyer desires to buy from the Seller, the Shares upon the terms and subject to the conditions set forth in this Agreement.
IT IS HEREBY AGREED as follows:
DEFINITIONS
Section 1.1 Certain Defined Terms. As used in this Agreement, the following terms will have the following meanings:
“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.
“Ancillary Documents” means those agreements, documents and instruments as set forth in Schedule 1.1A.
“Applicable Exchange Rate” means, with respect to any date on which a payment is to be made under this Agreement, the mid rate of the US dollar/Renminbi exchange rate published by the People’s Bank of China for the second Business Day prior to the date of payment.
“Bank Obligations” means (A) the principal amount, not exceeding RMB 7 million, of Indebtedness of Cartoon Digital incurred on or prior to June 30, 2009 secured by Encumbrances, and (B) any interests, fees and charges incurred in connection with the Indebtedness and the Encumbrances and the maintenance and discharge thereof.

“Business” means the business of (i) providing pre-school and school-age education services and content, with a focus on English, and (ii) any other business as currently conducted by the Group Companies.
“Business Day” means any day (other than a Saturday, Sunday or public holiday) on which banks are open for general business in Hong Kong and New York.
“Cartoon Digital” means Changsha Little Star Cartoon Digital Technology Ltd., a company organized and existing under the laws of the PRC.
“Cartoon Digital 2009 Net Cash” means the net cash flows provided by operations of Cartoon Digital determined under the PRC GAAP for the 2009 calendar year.
“Contract” means any contract, agreement, arrangement or understanding, whether written or oral.
“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.
“Disclosure Schedule” means the Disclosure Schedule, dated the date hereof, delivered by the Seller to the Buyer in connection with this Agreement.
“Education Technology” means Changsha Little Star Education Technology Co., Ltd., a company organized and existing under the laws of the PRC.
“Encumbrance” means any security interest, pledge, mortgage, lien, charge, limitation, condition, equitable interest, option, easement, encroachment, right of first refusal, or similar adverse claim or restriction, including any restriction on transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, receipt of income or exercise of any other attribute of ownership.
“Environmental Claim” means any written notice, claim or demand or any action, suit, complaint, or proceeding by any Person alleging liability or potential liability (including liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, fines or penalties) under any Environmental Laws.
“Environmental Laws” means all Laws in effect in the PRC or Hong Kong at the date of this Agreement relating to protection of the environment.
“Exchange Act” means the United States Securities Exchange Act of 1934.
“Financing Lease” means (i) any lease of property, real or personal, the obligations under which are capitalized on the balance sheet of the Company and (ii) any other such lease to the extent that the then present value of the minimum rental commitment thereunder should, in accordance with PRC GAAP, be capitalized on a balance sheet of the Company.

“Government Official” means any official, director, politician, employee or other similar Persons with a position at a Governmental Authority.
“Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, municipal, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
“Governmental Authorization” means any consent or approval of or from any United States of America, PRC or Cayman Islands Governmental Authority.
“Governmental Order” means any order, writ, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Group Companies” means the Company and Cartoon Digital and its subsidiaries.
“Hazardous Materials” means all materials defined as “hazardous substances” or “hazardous wastes,” toxic, pollutant, contaminant or words of similar meaning or effect, or any other term of similar import under any Environmental Law.
“Indebtedness” of a Person, at a particular date, means the sum (without duplication) at such date of (i) indebtedness for borrowed money or for the deferred purchase price of property or services in respect of which such Person is liable as obligor, (ii) indebtedness secured by any lien on any property or asset owned or held by such Person regardless of whether the indebtedness secured thereby shall have been assumed by or is a primary liability of such Person, (iii) obligations of such Person under Financing Leases, (iv) the face amount of all letters of credit issued for the account of such Person and, without duplication, the unreimbursed amount of all drafts drawn thereunder and (v) obligations (in the nature of principal or interest) of such Person in respect of acceptances or similar obligations issued or created for the account of such Person. For the avoidance of doubt, obligations of a Group Company pursuant to a Contract entered into between such Group Company and a customer in the ordinary course of business do not constitute Indebtedness.
“Intellectual Property” means all rights under patent, copyright, trademark or trade secret Law or any other statutory provision or common law doctrine, including design rights.
“June 30 Balance Sheet” means the balance sheet of Cartoon Digital and the consolidated balance sheet of the Company as of June 30, 2009, in a form satisfactory to the Buyer, and as adjusted, as needed, in good faith by the Buyer for any inaccuracy from time to time.
“Key Company Employees” means Du Tianming and Du Liangdong, and each other member of the teaching staff and research and development staff as of the date hereof, including but not limited to such members set forth in Schedule 1.1B.
“Key Company Employee Agreements” means (i) an employment agreement, and (ii) as separate agreements or as included in the employment agreement referenced in clause (i), a non-competition agreement, a confidentiality agreement and an agreement to assign intellectual property rights, between each of the Key Company Employees and Cartoon Digital, in forms satisfactory to the Buyer.

“Law” means any statute, code, law, ordinance, regulation or rule or other legally binding requirement of any Governmental Authority.
“Leisen” means Changsha Leisen Education Software Co., Ltd., a company organized and existing under the laws of the PRC.
“Material Adverse Effect” or “Material Adverse Change” means, with respect to any entity, any effect or change that would be or would reasonably be expected to be materially adverse (i) to the business, assets, condition (financial or otherwise), operating results or operations of such entity and its subsidiaries, taken as a whole, except: (a) effects or changes (including general economic and political conditions) that do not have a materially disproportionate effect (relative to other industry participants) on such entity and generally affect the industry in which such entity operates, (b) effects or changes relating to loss of employees, suppliers, vendors, agents, customers or other business partners (including web sites and portals) resulting primarily from the announcement or pendency of the transactions contemplated by this Agreement, (c) effects or changes to the extent attributable to changes in the Laws of the PRC after the date of this Agreement, and (d) any change or effect that results from any action taken by the Seller at the request of the Buyer or by the Buyer at the request of the Seller or required by the terms of this Agreement or the Ancillary Documents; or (ii) to the ability of the Buyer or the Seller, as applicable, to perform its or their obligations hereunder.
“Noah Education Ordinary Shares” means the ordinary shares, US$0.00005 par value per share, of the Buyer.
“Permitted Encumbrances” means (i) Encumbrances for Taxes not yet due and payable or being contested in good faith, (ii) Encumbrances in respect of property or assets imposed by Law that were incurred in the ordinary course of business, such as carriers’, warehousemen’s, materialmen’s and mechanics’ liens and other similar liens, (iii) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (iv) survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property, (v) Encumbrances in favor of the Buyer; and (vi) such other encumbrances as would not, individually or in the aggregate, materially and adversely affect the value of or the use of the encumbered property for its current and anticipated purposes.
“Person” means any individual, partnership, firm, company, corporation, association, trust, unincorporated organization, joint venture or other entity.
“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and the island of Taiwan.
“PRC GAAP” means PRC generally accepted accounting principles and practices as in effect from time to time.
“Related Party” means, in respect of any Group Company, any of its Affiliates (other than another Group Company), directors and senior management.
“RMB” means Renminbi, the legal currency of the PRC.

“Securities Act” means the United States Securities Act of 1933.
“subsidiaries” means, with respect to any Person, any other Person with respect to which the first Person, directly or indirectly, owns 50% or more of the securities of the second Person having the power to elect members of the board of directors or similar body governing the affairs of such entity.
“Restructuring Memorandum” means the memorandum relating to the restructuring of Group Companies dated May 22, 2009 issued by Zhong Lun Law firm.
“Tax” or “Taxes” means any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value-added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority.
“Tax Return” means any return, estimate, report or statement required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, amendment thereof, claim for refund or declaration of estimated Tax.
“Taxing Authority” means, with respect to any Tax, the government entity or political subdivision thereof that imposes such Tax and the agency (if any) charged with the collection of such Tax for such entity or subdivision.
“Xingchen Management” means Changsha Xingchen Management Consulting Co. Ltd., a company organized and existing under the laws of the PRC.
Section 1.2 Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Acquisition Loan Documents	Section 1.58
Agreement	Preamble
Aggregate Consideration	Section 1.5
Balance Sheet	Section 1.11(a)
Balance Sheet Date	Section 1.11(a)
Buyer	Preamble
the Buyer’s Liquidated Damages	Section 1.83(b)
the Buyer SEC Documents	Section 1.42
Closing Date Cash Consideration	Section 1.5(a)
Closing	Section 1.6(a)
Closing Date	Section 1.6(a)
Company	Preamble
Confidential Information	Section 1.51
Education Technology Transfer	Section 1.53
Financial Statements	Section 1.11(a)
HKIAC	Section 1.94(b)
Indemnifying Party	Section 1.82
Indemnified Party	Section 1.82
IP Licenses	Section 1.22(c)

Term	Section
Land Use Rights	Section 1.29(b)
Leisen Transfer	Section 1.53
Long-Stop Date	Section 1.78(e)
Losses	Section 1.80(a)
Warrantors	Preamble
Material Contract	Section 1.23(a)
Noah Education	Preamble
Payment Date	Section 1.5(b)
Related Party Accounts	Section 1.49
SEC	Section 1.42
Seller	Preamble
Shares	Preamble
Share Consideration	Section 1.5(c)
Spin-off	Section 1.53
Section 1.3 Other Interpretive Provisions. In this Agreement, the following rules of interpretation apply unless the contrary intention appears:
(a) the words “hereof,” “herein” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b) Section, Schedule and Exhibit references are to this Agreement unless otherwise specified;
(c) mentioning anything after “include,” “includes” or “including” does not limit what else might be included;
(d) references to “assets” include businesses, undertakings, securities, properties, revenues or rights of every description and whether present or future, actual or contingent;
(e) a reference to this Agreement or any other document includes any amendment, variation, novation, replacement or supplement to any of them from time to time;
(f) a reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and any regulations and statutory instruments issued under it;
(g) the singular includes the plural and vice versa;
(h) references to a time of day are to Hong Kong time;
(i) where a word or phrase is defined, its other grammatical forms have a corresponding meaning;
(j) no rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of this Agreement.

PURCHASE AND SALE OF SHARES; CANCELLATION OF OPTIONS
Section 1.4 Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, the Seller shall sell to the Buyer all of the Seller’s right, title and interest in the Shares, free and clear of all Encumbrances (other than Encumbrances in favor of the Buyer) at the Closing Date, and the Buyer shall purchase the Shares at the Closing Date.
Section 1.5 Consideration. Subject to the terms and conditions set forth in this Agreement, in reliance on the representations, warranties, covenants and agreements of the parties contained herein and in the Ancillary Documents and in consideration of the sale of the Shares, the Buyer shall pay to the Seller a total consideration (the “Aggregate Consideration”) as follows:
(a) an amount in cash (the “Closing Date Cash Consideration”), payable on the Closing Date, equal to the U.S. dollar equivalent, calculated using the Applicable Exchange Rate, of RMB 23 million, less (i) RMB 18,200,000, being the amount payable by Cartoon Digital to complete the acquisition under the Cartoon Digital Acquisition Agreement referred to in Section 1.58, (ii) RMB 1,300,000, being the amount payable by the purchaser to complete the Leisen Transfer referred to in Section 1.53, (iii) the RMB 3 million deposit paid by the Buyer or its Affiliates in connection with this transaction, and (iv) US$5,000, being legal expenses that the Seller has agreed to reimburse the Buyer;
(b) an amount in cash, equal to the U.S. dollar equivalent calculated using the Applicable Exchange Rate for the applicable Payment Date (as defined below) of RMB 30 million minus the amount, if any, by which the Cartoon Digital 2009 Net Cash is less than RMB 10 million, which amount is payable in three installments on the dates specified below (each, a “Payment Date”):
(i) provided that the Buyer shall have completed Items 21 through 23 of the Restructuring Memorandum, one third, less any Bank Obligations (other than the principal amount thereof) incurred through the date of maturity of the principal amount thereof, payable six (6) months after the Closing Date;
(ii) provided that the Buyer shall have completed Items 21 through 25 of the Restructuring Memorandum, one third, payable twelve (12) months after the Closing Date; and
(iii) provided that the Buyer shall have completed Items 21 through 25 of the Restructuring Memorandum, the balance payable eighteen (18) months after the Closing Date, the amount of each such installment payable on a Payment Date will be further reduced by:
(x) and any penalties associated with the early termination of the leases entered into by any Group Company prior to the Closing Date for locations that have not received fire safety certificates;
(y) any excess liabilities, as indicated on the relevant June 30 Balance Sheet, that (A) remain undischarged prior to the Payment Date and (B) do not match any asset on the relevant June 30 Balance Sheet; and

(c) a total of 2,647,743 Noah Education Ordinary Shares (the “Share Consideration”), issuable to the Seller on the Closing Date, representing a value of RMB 60 million, based on a 20-day volume weighted average closing price of US$3.32 of Noah Education’s American depositary shares on the New York Stock Exchange as of May 21, 2009, and a RMB/US$ exchange rate of 6.8239.
Section 1.6 Closing.
(a) Subject to the terms and conditions set forth in this Agreement, the closing of the transactions contemplated by Section 1.5 of this Agreement (the “Closing”) will take place on July 2, 2009, at the Hong Kong offices of Latham & Watkins, 41st Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong (or at such other place and on such other day and effective date as mutually agreed to by the parties hereto, the “Closing Date”) as specified by the Buyer in a notice to the Seller duly signed and delivered by the Buyer as promptly as practicable but in any event within five (5) Business Days following the date of the satisfaction or waiver of all of the conditions set forth in Articles VI and VII hereof (other than those that are only capable of being satisfied on or as of the Closing Date).
(b) The Seller shall designate a bank account to receive cash from the Buyer no later than five (5) Business Days prior to the Closing Date or the Payment Date, as applicable.
(c) At or prior to the Closing, the Seller shall deliver to the Buyer the following:
(i) share certificates evidencing all the Shares to be sold by the Seller accompanied by a duly executed instrument of transfer, pre-stamped with HK$5 stamp duty, in favor of the Buyer or its nominee, in respect of all the Shares;
(ii) a duly executed sold note in favor of the Buyer in respect of all the Shares;
(iii) all other previously undelivered documents required by this Agreement and the Ancillary Documents to be delivered by the Seller to the Buyer at or prior to the Closing Date in connection with the transactions contemplated hereby and thereby;
(iv) the resignations, effective as of the Closing, of all of the directors of the Company and the Group Companies, except for such persons as shall have been designated in writing prior to the Closing by the Buyer to Seller to remain in such positions immediately following the Closing;
(v) the respective requisite approvals of the Company and the Group Companies approving (x) the resignations of directors referred to in Subsection(c)(iv) and (y) the appointment of persons designated by the Buyer as directors of the Company and the Group Companies, effective immediately following the Closing; and
(vi) in respect of each Group Company, the certificates of incorporation, common seal (if it exists), share register and share certificate book (with any unissued share certificates) and all minute books and other statutory books or such equivalent items in the relevant jurisdiction as are kept by the relevant Group Company or are required by the Law of the jurisdiction where such Group Company is incorporated to be kept by such Group Company.

(d) At the Closing, the Buyer shall, subject to the Seller’s compliance with Section 1.6(c) and the conditions specified in Article VIII, deliver to the Seller:
(i) the Closing Date Cash Consideration;
(ii) a true copy of the register of members of the Buyer indicating the transfer to the Seller and registration in the name of the Seller in respect of the Share Consideration; and
(iii) a duly executed bought note in favor of the Seller in respect of all the Shares.
(e) The Seller and the Buyer agree that the bought and sold notes and instruments of transfer in respect of the Shares will be submitted to the Stamp Office for adjudication by the Buyer’s solicitors as soon as practicable after Closing (but in any event within two days of the Closing). The Seller will, at Closing, provide to the Buyer’s solicitors copies of its memorandum and articles of association, the Group Companies’ most recent annual accounts and any subsequent management accounts and will, following Closing, promptly provide to the Buyer’s solicitors any other documentation (certified as being true copies where so requested) that the Buyer’s solicitors may reasonably request in connection with the submission to the Stamp Office. The Sellers shall provide to the Buyer’s solicitors a check in favor of “The Government of the Hong Kong Special Administrative Region” equal to the total stamp duty adjudged by the Stamp Office to be payable in connection with the transfer of the Shares immediately on demand by the Buyer’s solicitors.
REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller represents and warrants to the Buyer as of the date hereof and as of the Closing Date as follows:
Section 1.7 Due Organization, Good Standing and Power.
(a) The Seller is duly organized and validly existing under the laws of the British Virgin Islands, has the corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder.
(b) The Company is a company duly incorporated and validly existing under the laws of the Hong Kong. The Company has the requisite power and authority to own, lease and operate its assets and to conduct the business now being conducted by it.
(c) The Company does not engage in any business other than holding the equity interest in Cartoon Digital. The Company has no liabilities or obligations and is not a party to any Contract, other than (i) this Agreement and the Ancillary Documents to which it is a party, and (ii) any liabilities or obligations relating solely to the transactions contemplated by this Agreement and the Ancillary Documents.

Section 1.8 Capitalization; Valid Issuance.
The Shares constitute the only whole of the issued and allotted share capital of the Company. The Company does not have any other outstanding ordinary shares, preferred shares, options, warrants, convertible debt convertible into any equity interests, of the Company. All of the Shares were duly authorized for issuance without violation of any preemptive or similar rights and are validly issued and fully paid and nonassessable. The Seller is the only record and beneficial owner of the Shares and has valid title to the Shares, free and clear of any and all Encumbrances (other than Encumbrances in favor of the Buyer). The Seller has the corporate or other applicable organizational power and authority to sell, transfer, assign and deliver the Shares as provided in this Agreement, and such delivery will convey to the Buyer good and valid title to such Shares, free and clear of any and all Encumbrances.
Section 1.9 Group Companies.
(a) The Company does not presently own or control, directly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity, except for a 100% equity interest in Cartoon Digital to be acquired as contemplated by the Ancillary Documents. Cartoon Digital is or will by the Closing Date be, directly and wholly owned by the Company free and clear of all liens, claims, charges and Encumbrances, other than Encumbrances in favor of the Buyer.
(b) No Person other than the relevant holding company within the Group Companies has any direct or indirect right to participate in, or receive any payment based on any amount relating to, the revenue, income, value or net worth of its subsidiaries or any component or portion thereof, or any increase or decrease in any of the foregoing. There is no existing option, warrant, call, right, commitment or other agreement of any character to which the Seller or Group Company is a party requiring, and there are no securities of any Group Company outstanding that upon conversion or exchange would require, the issuance, sale or transfer or repurchase or redemption or otherwise acquisition of any additional shares of capital stock, issued or unissued, or other equity securities of any Group Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of any Group Company or relating to dividends or voting rights. Except as contemplated by the Ancillary Documents, none of the Group Companies is a party to any voting trust, other voting agreement or Contract with respect to any of the Shares or to any agreement relating to the issuance, sale, redemption, transfer or other disposition of the capital stock of any Group Company.
(c) No shares of capital stock or other equity or ownership interests of any Group Company have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or comparable organizational documents of any Group Company or any Contract to which any Group Company is a party or by which such Group Company is bound.
Section 1.10 Corporate Records.
The certificates of incorporation, memorandum and articles of association, by-laws or comparable organizational documents and business licenses of each Group Company are in full force and effect. None of the Group Companies is in violation of any of the provisions of its certificate of incorporation, memorandum and articles of association, bylaws or comparable organizational documents. The transfer books and minute books of each Group Company are true and complete in all material respects and record all the matters required to be recorded therein.

Section 1.11 Financial Statements.
(a) The Seller has delivered to the Buyer complete copies of Cartoon Digital’s audited consolidated balance sheets as of December 31, 2007 and 2008, and the related statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2007 and 2008, together with the notes to such financial statements (the “Financial Statements”). The Financial Statements (i) are true, correct and complete in all material respects and have been prepared in accordance with the books and records of Cartoon Digital and its subsidiaries, (ii) have been prepared in accordance with PRC GAAP applied on a consistent basis throughout the periods indicated therein, and (iii) fairly present, in all material respects, the financial condition and results of operations and cash flows of the business of the Cartoon Digital and its subsidiaries, as of and for the periods to which they relate. For the purposes hereof, the consolidated balance sheet of Cartoon Digital and its subsidiaries as of December 31, 2008 is referred to as the “Balance Sheet” and December 31, 2008 is referred to as the “Balance Sheet Date”. None of the Group Companies has made any changes in its accounting methods or principles since the Balance Sheet Date (other than with respect to provisioning for doubtful accounts and such changes as required by Law or PRC GAAP). The books of account and financial records of the Group Companies have been prepared and are maintained in accordance with sound accounting practice.
(b) Since the Balance Sheet Date, none of the Group Companies has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree; and, since the Balance Sheet Date, there has not been any material change in the share capital, short-term debt or long-term debt of any of the Group Companies or any Material Adverse Change.
(c) Each of the Group Companies maintains a system of internal accounting controls that provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded in reasonable detail, accurately and fairly reflect in all material respects the transactions and dispositions of assets of such entity as necessary to permit preparation of financial statements in conformity with PRC GAAP, (iii) access to material assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate actions are taken with respect to any differences and (v) each of the Group Companies has made and kept books, records and accounts that, in reasonable detail, accurately and fairly reflect in all material respects the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of financial statements in accordance with PRC GAAP.
(d) There are no liabilities of any kind whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) of the Group Companies that would be required to be reflected in, or disclosed in the notes to, financial statements prepared in accordance with PRC GAAP other than liabilities and obligations (i) reflected or reserved against on the Balance Sheet or disclosed in the notes thereto, (ii) arising in the ordinary course of the business of the Group Companies since the Balance Sheet Date or (iii) that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 1.12 Authorization, Enforceability, No Approvals or Conflicts.
(a) The execution and delivery by the Seller or any Group Company of this Agreement or the Ancillary Documents, as applicable, to which the Seller or any Group Company, as applicable, is a party and the performance by the Seller or Group Company, as applicable, of its respective obligations hereunder and thereunder have been duly authorized by all necessary corporate or other applicable organizational action of such the Seller or Group Company. Each of this Agreement and the Ancillary Documents to which the Seller or Group Company is a party has been or will, by the Closing Date, be duly executed and delivered by the Seller or Group Company, as applicable, and, assuming due authorization, execution and delivery by the other party/parties thereto, constitutes a valid and binding agreement of the Seller or Group Company, as applicable, enforceable against the Seller or Group Company, as applicable, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).
(b) The execution, delivery and performance by the Seller or Group Company, as applicable, of this Agreement and the Ancillary Documents to which the Seller or Group Company, as applicable, is a party, and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in a breach of the organizational documents of the Seller or any Group Company, (ii) violate, conflict with or result in a breach of, or constitute a default by the Seller or any Group Company (or create an event which, with notice or lapse of time or both, would constitute a default) or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance upon any of the properties of the Seller or Group Company or on the Shares under, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement or other instrument to which the Seller or Group Company or any of their respective properties is bound or (iii) violate or result in a breach of any Governmental Order or Law applicable to the Seller or Group Company or any of their respective properties. Except as set forth on in the Disclosure Schedule, no Governmental Authorizations are required for the execution, delivery and performance by the Seller or Group Company of this Agreement or the Ancillary Documents or the consummation of the transactions hereby or thereby.
Section 1.13 Compliance with Law; Governmental Authorizations.
Except as disclosed in the Disclosure Schedule, none of the Group Companies is in violation of any Governmental Order or Law applicable to them or any of their respective properties. Any violation disclosed in the Disclosure Schedule related to the operation of schools or teaching centers, including the safety certification thereof, would not result in any loss or damage to the Buyer or any of the Group Companies or cause any of the affected schools or teaching centers to be closed or otherwise adversely affect the operations of any of the Group Companies, in each case within six months after the Closing Date. Any such violation will also not result in any termination of leases for the premises of these schools or teaching centers or in any related loss or damage to the Buyer or any of the Group Companies.

Section 1.14 Licenses.
Except as disclosed in the Disclosure Schedule, each of the Group Companies has obtained all licenses, franchises, concessions, consents, authorizations, approvals, orders, certificates and permits of and from, and has made all declarations and filings with, all Governmental Authorities necessary to own, license and use its properties and assets and conduct its business in the manner currently conducted and such licenses, consents, authorizations, approvals, orders, certificates or permits contain no materially burdensome restrictions or conditions for the conduct of the Business as currently conducted. No regulatory body is considering modifying, suspending or revoking any such licenses, consents, authorizations, approvals, orders, certificates or permits and each of the Group Companies is in material compliance with the provisions of all such licenses, consents, authorizations, approvals, orders, certificates or permits. Any failure to obtain consents, authorizations, approvals or permits set forth in the Disclosure Schedule relating to the operation of schools or teaching centers, including the safety certification thereof, would not result in any loss or damage to the Buyer or any of the Group Companies or cause any of the affected schools or teaching centers to be closed or otherwise adversely affect the operations of any of the Group Companies, in each case within six months after the Closing Date. Any such violation will also not result in any termination of leases for the premises of these schools or teaching centers or in any related loss or damage to the Buyer or any of the Group Companies.
Section 1.15 Litigation. There are no suits, actions, arbitrations, proceedings or investigations pending or threatened against any of the Group Companies.
Section 1.16 Absence of Certain Changes. Since the Balance Sheet Date, the Business has been conducted in all material respects only in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, since the Balance Sheet Date, except as set forth in the Disclosure Schedule or as contemplated by this Agreement, there has not been:
(a) any damage, destruction or loss (whether or not covered by insurance) materially affecting the business or assets of the Group Companies;
(b) any sale, purchase, option, subscription, warrant, call, commitment or agreement of any character granted or made by any of the Group Companies in respect of its capital stock or other equity interests;
(c) any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of any Group Company or any repurchase, redemption or other acquisition by any Group Company of any outstanding shares of capital stock or other securities of, or other ownership interest in, any Group Company;
(d) any material loans, advances or capital contributions to, or investments in, any Person or payment of any fees or expenses other than salaries and normal business expenses paid to employees in the ordinary course of business, or other than such receivables or payables that will be discharged by the Closing Date;
(e) any acquisition of assets or disposition of assets by any of the Group Companies, excluding (i) any single acquisition or disposition of assets, which does not exceed RMB100,000 and (ii) one or more related acquisitions or dispositions of assets, the aggregate value of which does not exceed RMB150,000;

(f) any merger or consolidation by any of the Group Companies with any Person;
(g) capital expenditures by any of the Group Companies that in the aggregate exceed RMB150,000;
(h) any incurrence, assumption or guarantee of any Indebtedness by any of the Group Companies, which in aggregate exceeds RMB150,000;
(i) any Encumbrance of material assets of any of the Group Companies, other than Permitted Encumbrances;
(j) other than in the ordinary course of business, any increase in the compensation of employees of any of the Group Companies;
(k) any loan made by any of the Group Companies to any director, officer or other member of senior management of any of the Group Companies other than reasonable travel and business expense advances incurred in the ordinary course of business or such other loans that will be fully repaid by the Closing Date;
(l) any material change in the accounting methods or practices followed by any of the Group Companies (other than such changes that have been required by Law or PRC GAAP); or
(m) any agreement or commitment by any of the Group Companies to do any of the foregoing.
Section 1.17 Tax Matters.
(a) All Tax Returns required to be filed pursuant to applicable Law by or on behalf of any Group Company have been filed in a timely manner (within any applicable extension periods) and are true, correct and complete in all material respects, (ii) all Taxes of the Group Companies have been timely paid in full or will be timely paid in full by the due date thereof if due prior to the Closing Date, except for those contested in good faith, and the Group Companies have adequately provided for all Taxes in the Financial Statements for which they are required to provide, (iii) except as set forth in the Disclosure Schedule, none of the Group Companies has liability for Taxes in excess of the accruals for Taxes reflected on the Financial Statements to the extent such Taxes are required to be accrued under PRC GAAP and (iv) no unresolved claims have been asserted in writing by a Taxing Authority with respect to any Taxes of any of the Group Companies;
(b) Each of the Group Companies is and has been in compliance with all applicable Laws relating to the payment, withholding and exemptions of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate Taxing Authorities all amounts required to be so withheld and paid over for all periods prior to and including the Closing Date under all applicable Laws;
(c) No submissions made to any Taxing Authority in connection with obtaining Tax exemptions, Tax holidays or reduced Tax rates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, Tax holidays or reduced Tax rates;

(d) No written claim has been made by any Taxing Authority in any jurisdiction where a Group Company does not file Tax Returns that it is or may be subject to Tax by that jurisdiction. No extensions or waivers of statutes of limitations with respect to any Tax Returns have been given by or requested from any Group Company. There are no audits or investigations by any Taxing Authority of any of the Group Companies in progress nor does any Group Company have actual knowledge of any pending or threatened audit or investigation by any Taxing Authority;
(e) All deficiencies asserted or assessments made against any Group Company as a result of any examinations by any Taxing Authority have been fully paid in accordance with their stipulated due date;
(f) No Group Company is a party to any Tax indemnity, Tax allocation or Tax sharing or similar agreement or arrangement (whether or not written) pursuant to which it could have any obligation to make any payments after the Closing; and
(g) Other than in respect of Taxes not yet due and payable, there are no Encumbrances for Taxes upon the assets of any Group Company.
Section 1.18 Dividends and Distributions.
(a) Retained earnings of the Group Companies, for purposes of declaring and paying dividends, were computed in accordance with PRC GAAP and all dividends paid were declared and paid according to the laws and regulations of the PRC as then in effect. No such dividends or other distributions were subject to withholding or other Tax under the Laws of the PRC that were not paid or withheld and were otherwise free and clear of any other Tax, withholding or regulations in the PRC that were not otherwise paid, withheld or complied with (as the case may be). The Subsidiaries have received the necessary governmental approvals, certificates, permits and other similar permission to pay such dividends as it has as of the date of this Agreement.
(b) All contractual and other payments made by the Group Companies have been made according to the terms and conditions of the Contracts among them and no such payments have been subject to withholding taxes under the laws and regulations of the PRC that have not been withheld and have been otherwise free and clear of any withholding tax in the PRC that were not otherwise withheld.
Section 1.19 Officers, Employees and Labor.
(a) Each of the Group Companies has complied in all material respects with all applicable Laws relating to the employment of labor, including provisions thereof relating to wages, hours, social welfare, equal opportunity and collective bargaining. There is no organized labor dispute or claim pending or threatened, against or affecting any of the Group Companies. There is no organized labor strike or slowdown pending or threatened, against or affecting any of the Group Companies. None of the Group Companies has any Contract with any labor union.

(b) None of the employees of the Group Companies is obligated under any Contract, or subject to any Governmental Order that would prevent such employees from assigning to a Group Company inventions conceived or reduced to practice or copyrights for materials developed in connection with services rendered to the Group Company. The following do not or will not, as the case may be, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract between any Group Company and such employee: (i) the execution, delivery and performance of any of this Agreement and the Ancillary Documents and (ii) the conduct of the Business of any Group Company as currently conducted.
(c) None of the execution, delivery and performance of any of this Agreement and the Ancillary Documents will constitute an event under any benefit plan or individual agreement that will or may result in any payment (whether of severance pay or otherwise), acceleration, vesting or increase in material benefits with respect to any employee, former employee, consultant, agent or director of the Group Companies.
(d) Except as required by applicable Laws, none of the Group Companies has any obligation or liability to provide retirement, death, disability or other welfare benefits to any of the present or past employees of the Group Companies, or to any other person.
(e) (i) There is no unfair labor practice complaint pending or threatened against any of the Group Companies before any competent Governmental Authority; and (ii) there has been no violation of any laws, regulations, rules, orders, decrees, guidelines, judicial interpretations, notices or other legislation of the PRC, or any other jurisdiction applicable to any of the Group Companies relating to discrimination in the hiring of employees, social welfare benefits, equal opportunity, collective bargaining, promotion or pay of employees, applicable wage or hour laws, the payment or withholding of payroll or similar taxes for employees, or any other applicable law or regulation concerning the employees of the Group Companies.
Section 1.20 Loans. None of the Group Companies has, directly or indirectly, (A) extended credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of the Group Companies, or to or for any family member or Affiliate of any director or executive officer of the Group Companies or (B) made any material modification, including any renewal thereof, to any term of any personal loan to any director or executive officer of the Group Companies, or any family member or Affiliate of any such director executive officer, which loan will be outstanding as of the date hereof.
Section 1.21 Share Option and Other Plans. None of the Group Companies has any pension, profit sharing, stock option, employee stock purchase, severance or other plan, program, policy, practice or Contract providing for incentives or other compensation which has been maintained, contributed to, or required to be contributed to by any Group Company for the benefit of any current or former employees, directors or consultants (aside from any salary or commission payable in the ordinary course), or any other employee benefit plan with respect to which any Group Company has or may have any liability or obligation. Except for required contributions or benefit accruals for the current plan year, no material liability has been or is expected to be incurred by any of the Group Companies under or pursuant to any applicable Law relating to benefit plans and no event, transaction or condition has occurred or exists that is reasonably likely to result in any such material liability to any of the Group Companies. The Group Companies have performed in all material respects all obligations required to be performed by them under, are not in default or violation of, and there is not any default or violation by any other party to each plan, program, policy, practice, and each has been established and maintained in all material respects in accordance with its terms and in compliance with applicable Laws.

Section 1.22 Intellectual Property.
(a) The Group Companies own or have the rights to use all Intellectual Property material to the Business.
(b) None of the Group Companies has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the registered Intellectual Property material to the Business (including the failure to pay any filing, examination, issuance, post-registration and maintenance fees, annuities and the like).
(c) Each Contract or license pursuant to which (i) any third Person has granted to any Group Company a license or rights to any material Intellectual Property or (ii) any Group Company has granted to a third Person any license or rights to any material Intellectual Property owned by any Group Company, is in full force and effect, and none of the Group Companies is in material default under any of such licenses and no other Person who is a party to any of such licenses is in material default thereunder or has exercised any termination rights with respect thereto (such contracts and licenses the “IP Licenses”).
(d) None of the operations, conduct or products of any Group Company infringes upon or is in violation of any Intellectual Property of any Person.
(e) No Group Company is a party to any pending legal proceedings which involve a claim of infringement, unauthorized use, or violation of any intellectual property right by any Person against such Group Company or challenging the ownership, use, validity or enforceability of, any material Intellectual Property owned by or exclusively licensed to such Group Company, and no Group Company has received any notice or claim challenging a Group Company ownership of any of the Intellectual Property owned (in whole or in part). No Intellectual Property owned by or licensed to the Group Companies is subject to any outstanding order, judgment or decree restricting the use or licensing thereof by the Group Companies.
(f) To the best of the knowledge of the Seller and the Warrantors, no Person is infringing, violating, misusing or misappropriating any Intellectual Property owned by any Group Company, except for such infringement, violation, misuse or misappropriation as would not reasonably be expected to have a Material Adverse Effect on the Group Companies, and no written claims to such effect have been made against any Person by any Group Company.
(g) The consummation of the transactions contemplated hereby and by the Ancillary Documents will not result in the loss or impairment of any Group Company’s right to own or use any of the material Intellectual Property owned by any Group Company.

Section 1.23 Contracts.
(a) Except as contemplated by The Ancillary Documents, none of the Group Companies is bound by (i) any Contract that contains restrictions with respect to payment of dividends or any other distribution in respect of its capital stock, partnership interests or membership interests; (ii) any Contract requiring the applicable Group Company to make future capital contributions to any entity; (iii) any Contract relating to Indebtedness of the applicable Group Company in excess of RMB150,000 other than as set forth in the Disclosure Schedule; (iv) any loan or advance by a Group Company to, or investment by a Group Company in, any Related Party; (v) any loan or advance in an amount in excess of RMB150,000 (either individually or in the aggregate) to, or investment by a Group Company in, any Person other than a Related Party; (vi) any management, service, consulting or any other similar type of Contract requiring payment of fees in excess of RMB150,000 per annum; (vii) any material warranty, guaranty or similar undertaking with respect to contractual performance extended by any Group Company other than in the ordinary course of business; (viii) any IP License that is material to the business of any Group Company; (ix) any Contract involving payment in excess of RMB150,000 per annum that cannot be terminated by a Group Company that is a party to such Contract without material liability upon less than ninety (90) days’ notice; (x) any Contract that governs any joint venture, partnership or other cooperative arrangement or any other relationship involving a sharing of profits; (xi) any Contract that would result in the merger with or into or consolidation into another Person; (xii) any Contract for the sale of any of the assets of any Group Company with a sale price in excess of RMB150,000; (xiii) any material Contract that requires a consent to or otherwise contains a provision relating to a “change in control”, or any Contract that would prohibit or delay the consummation of the transactions contemplated by this Agreement or the Ancillary Documents or that would trigger, give rise to, accelerate or augment any liabilities or terminate or modify any rights of any Group Company as a result of the consummation of the transactions contemplated hereby and thereby; (xiv) any Contract that restricts the Group Companies from engaging in any line of business in any geographic area or competing with any Person that materially impairs the operation of the Group Companies, individually or taken as whole; or (xvi) any material amendment, modification or supplement in respect of any of the foregoing made other than in the ordinary course of business consistent with past practice (each of (i) to (xvi) above, a “Material Contract”).
(b) Other than Material Contracts that have terminated or expired in accordance with their terms, each Material Contract is a valid and binding agreement of the relevant Group Company and each of the other parties thereto, enforceable against the Group Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law). None of the Group Companies is in breach of, or default under, any Material Contract to which it is a party, except for such breaches or defaults that would not have a Material Adverse Effect on the Group Companies.
Section 1.24 Certain Transactions. None of the Group Companies is indebted, either directly or indirectly, to any Related Party other than for payment of salary for services rendered and reasonable expenses, (ii) no Related Party is indebted to any of the Group Companies or has any direct or indirect ownership interest (other than as a result of any ownership interest held in the Company) in any of the Group Companies, (iii) no Related Party has any direct or indirect ownership interest (other than an equity interest of 5% or less in a publicly traded company), or contractual relationship, with any Person with which any of the Group Companies has a material business relationship or any Person which, directly or indirectly, competes with any of the Group Companies, and (iv) no Related Party is, directly or indirectly, a party to any material Contract with any Group Company.

Section 1.25 Compliance with Laws.
(a) Except as set forth in the Disclosure Schedule, none of the Group Companies has received any written notice or other communication from any Governmental Authority regarding (A) any actual, alleged, or potential violation of, or failure to comply with, any applicable Law, or (B) any actual, alleged, or potential obligation on the part of any Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.
(b) None of the Group Companies or any director, officer, agent, employee, or any other Person associated with or acting for or on behalf of the foregoing, has offered, paid, promised to pay, or authorized the payment of any money or corporate fraud, or offered, given a promise to give, or authorized the giving of anything of value, to any Government Official, to any political party or official thereof or to any candidate for political office (or to any Person where such Group Company, director, officer, agent, employee or other Person knew that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, political party, party official, or candidate for political office) for any unlawful contribution, gift, entertainment or other unlawful expenses relating to a political activity, or for the purpose of:
(i) (x) influencing any act or decision of such Government Official, political party, party official, or candidate in his or its official capacity, (y) inducing such Government Official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such Government Official, political party, party official or candidate, or (z) securing any improper advantage, or (ii) inducing such Government Official, political party, party official, or candidate to use his, hers or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, in order to assist such Group Company in obtaining or retaining business for or with, or directing business to any Group Company.
(c) Neither the Seller nor the Warrantors, nor any other beneficial owner of any interest in any Group Company, is controlled by a Governmental Authority.
Section 1.26 Environmental Matters.
(a) Each of the Group Companies is in compliance with all applicable Environmental Laws.
(b) None of the Group Companies has received any Environmental Claim or notice of any threatened Environmental Claim.
(c) None of the Group Companies has entered into, has agreed to, or is subject to, any decree or order or other similar requirement of any Governmental Authority under any Environmental Laws.

(d) None of the Group Companies has released Hazardous Materials into the environment in violation of Environmental Laws or in a manner that would reasonably be expected to result in material liability under Environmental Laws, and to the knowledge of the Seller, no other Person has released Hazardous Materials into the environment at any property currently owned or operated by any of the Group Companies in violation of Environmental Laws or in a manner that would reasonably be expected to result in material liability to any of the Group Companies under Environmental Laws.
Section 1.27 Insurance.
The Disclosure Schedule sets forth a list of the insurance policies of each of the Group Companies as of the date hereof. All such insurance policies are in full force and effect. There are no material claims by the Group Companies under any such insurance policy as to which any insurance policy is denying liability or defending under a reservation of rights clause.
Section 1.28 Personal Property Assets.
(a) Each of the Group Companies has good title to, or holds by valid and existing lease or license, all the material tangible personal property assets reflected as assets of the Group Companies on or assets acquired after the Balance Sheet Date, free and clear of all Encumbrances except for Permitted Encumbrances.
(b) The Group Companies own, or have valid leasehold interests in, all material tangible personal property assets necessary for the conduct of the Business as currently conducted and all such assets are in reasonably good maintenance, operating condition and repair, normal wear and tear excepted, other than machinery and equipment under repair or out of service in the ordinary course of business.
Section 1.29 Real Property.
(a) Leased Properties. The Disclosure Schedule lists all real property leased or subleased by any of the Group Companies as office space. With respect to each such lease and sublease:
(i) such lease or sublease is in full force and effect, in all material respects; and
(ii) (A) No Group Company is, and to the knowledge of the Seller, no other party to the lease or sublease is, in material default beyond any applicable notice, grace or cure period and (B) none of the Group Companies has received a written notice of default with respect to such lease or sublease.
(b) Land Use Rights. The Disclosure Schedule contains a true, correct and complete list of the street address and area of each parcel of real property in which any of the Group Companies holds land use rights (the “Land Use Rights”). With respect to each such parcel of real property:
(i) a Group Company holds good and valid title to such Land Use Rights free and clear of all Encumbrances, except for Permitted Encumbrances and such other Encumbrances set forth in the Disclosure Schedule;

(ii) a Group Company has paid in full any and all of the land grant premium required under applicable Laws in connection with securing such Land Use Rights; and
(iii) none of the land with respect to which the Land Use Rights relate constitutes “arable land” (as defined under PRC laws) that has been converted to other uses.
Section 1.30 No State Assets. None of the assets of the Group Companies constitute assets owned by a Governmental Authority and, accordingly, are not required to undergo any form of valuation under applicable Law in the PRC governing the transfer of assets owned by a Governmental Authority prior to the consummation of the transactions contemplated herein or in any of the Ancillary Documents to which the Company is a party.
Section 1.31 Brokers. No finder, broker, agent, financial advisor or other intermediary has acted on behalf of the Group Companies or any of their respective Affiliates in connection with the negotiation or consummation of this Agreement or the Ancillary Documents, or any of the transactions contemplated hereby or thereby.
Section 1.32 Investment. The Seller confirms that any Noah Education Ordinary Shares to be received by the Seller will be acquired for investment for the account of the Seller, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and that the Seller has no present intention of selling, granting any participation in, or otherwise distributing any of the Noah Education Ordinary Shares. By executing this Agreement, the Seller further represents that it has no Contract, undertaking, agreement, or arrangement with any Person to sell, transfer, or warrant participation to that Person or to any third Person, with respect to any of the Noah Education Ordinary Shares.
Section 1.33 Accredited Investor; Foreign Investor. The Seller is not involved in a plan or scheme designed to evade the registration provisions of the Securities Act and is not presently, and will not be as of the Closing Date, a “U.S. person” within the meaning of Regulation S of the rules and regulations promulgated under the Securities Act.
REPRESENTATIONS AND WARRANTIES OF THE WARRANTORS
Each of the Warrantors, jointly and severally, represents and warrants to the Buyer as of the date hereof and as of the Closing Date, on the terms of Sections 3.3 through 3.25 hereunder and as follows:
Section 1.34 Capacity. Each Warrantor has the requisite capacity to execute and deliver this Agreement and perform his or her obligations hereunder.
Section 1.35 Authorization, Enforceability. Each of this Agreement and the Ancillary Documents to which each Warrantor is a party has been or will, by the Closing Date, be duly executed and delivered by such Warrantor, as applicable, and, assuming due authorization, execution and delivery by the other party/parties thereto, constitutes a valid and binding agreement of such Warrantor, enforceable against him or her in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

Section 1.36 No Approvals or Conflicts. The execution, delivery and performance by each Warrantor of this Agreement and the Ancillary Documents to which each Warrantor is a party, and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in a breach of the organizational documents of any Group Company, (ii) violate, conflict with or result in a breach of, or constitute a default by any Group Company (or create an event which, with notice or lapse of time or both, would constitute a default) or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance upon any of the properties of the Group Company under, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement or other instrument to which the Group Company or any of its properties is bound or (iii) violate or result in a breach of any Governmental Order or Law applicable to the Group Company or any of their respective properties. Except as set forth on in the Disclosure Schedule, no Governmental Authorizations are required for the execution, delivery and performance by each Warrantor of this Agreement or the Ancillary Documents or the consummation of the transactions hereby or thereby.
REPRESENTATIONS AND WARRANTIES OF BUYER
The Buyer hereby represents and warrants to the Seller as of the date hereof and as of the Closing Date (except as otherwise provided) as though made as of the Closing Date as follows:
Section 1.37 Organization. The Buyer is a corporation duly incorporated and validly existing under the laws of the Cayman Islands. The Buyer has all requisite corporate power and authority to own its assets and to carry on its business as now being conducted by it.
Section 1.38 Authorization, Enforceability. The Buyer has the corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery of this Agreement by the Buyer and the performance by it of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Buyer and no other corporate or stockholder proceedings or actions are required to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a valid and binding agreement of the Buyer, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).
Section 1.39 No Approvals or Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby do not and will not (i) violate, conflict with or result in a breach by the Buyer of the certificate of incorporation or memorandum and articles of association of the Buyer, (ii) violate, conflict with or result in a breach of, or constitute a default by the Buyer (or create an event which, with notice or lapse of time or both, would constitute a default) or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance upon any of the properties of the Buyer under, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement or other instrument to which the Buyer or any of its properties may be bound, (iii) violate or result in a breach of any Governmental Order or Law applicable to the Buyer or any of its properties or (iv) require any order, consent, approval or authorization of, or notice to, or declaration, filing, application, qualification or registration with, any Governmental Authority, except, with respect to the foregoing clauses (ii), (iii) and (iv) above, as would not reasonably be expected to have a Material Adverse Effect on the Buyer, or as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party.

Section 1.40 Litigation. Except as disclosed in the Buyers annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on November 17, 2008, there are no suits, actions, arbitrations, proceedings or investigations pending or, to the knowledge of the Buyer, threatened against the Buyer.
Section 1.41 Validity of Share Consideration. The Noah Education Ordinary Shares issuable as the Share Consideration will be duly authorized for issuance prior to the Closing and, when issued and delivered in accordance with the provisions of this Agreement, will be validly issued and fully paid and nonassessable and free from any Encumbrance; and the issuance of such Noah Education Ordinary Shares will not be subject to preemptive or other similar rights and such delivery will convey to the Seller good and valid title to such Noah Education Ordinary Shares, free and clear of any and all Encumbrances (other than in connection with applicable securities laws).
Section 1.42 SEC Filings. The Buyer has timely filed or furnished all documents required to be filed or furnished by it with the U.S. Securities and Exchange Commission (the “SEC”) since October 18, 2007 (the “the Buyer SEC Documents”). As of their respective dates, the Buyer SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and none of the Buyer SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Buyer included in the Buyer SEC Documents (a) have been prepared from the books and records of the Buyer and its subsidiaries, (b) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been, and will be, prepared in accordance with U.S. GAAP consistently applied throughout the periods involved (except as may be indicated therein or in the notes thereto) and (c) present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Buyer and its consolidated subsidiaries as of the dates or for the periods indicated therein, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments (which are not, in the aggregate, material to the Buyer) and the absence of footnote disclosure.
Section 1.43 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, the Buyer makes no other express or implied representation or warranty to the Seller.

COVENANTS AND AGREEMENTS
Section 1.44 Conduct of Business Prior to the Closing.
(a) From and after the date of this Agreement and until the Closing Date, each of the Seller and the Warrantors shall, and shall cause the Group Companies to (i) conduct the Business in the ordinary course of business consistent with commercially reasonable practice, (ii) not enter into a new line of business and (iii) use commercially reasonable efforts to maintain current relationships with suppliers, customers and others having material business relationships with the Group Companies. Except as contemplated by this Agreement, the Seller and the Warrantors shall not, and each of them shall cause the Group Companies not to do any of the following from and after the date of this Agreement and until the Closing Date without the prior written consent of the Buyer:
(i) except for purchases and sales by a Group Company to or from another Group Company, purchase, sell or issue any of their capital stock or other equity interests or grant or make any option, subscription, warrant, call, commitment or agreement of any character in respect of their capital stock or other equity interests;
(ii) issue or pay any dividends (other than dividends issued or paid on or before May 30, 2009);
(iii) conduct any split, recombination or reclassification or issuance of capital stock;
(iv) other than in the ordinary course of business consistent with past practice, sell or otherwise dispose of assets with value in the aggregate in excess of RMB150,000;
(v) acquire assets having an aggregate value exceeding RMB150,000 in aggregate, excluding (A) capital expenditures permitted by clause (viii) below, and (B) acquisitions in the ordinary course of business;
(vi) merge or consolidate with any Person;
(vii) and other than in the ordinary course of business, make capital expenditures in excess of RMB150,000 in aggregate;
(viii) make any loans or advances, or incur, assume or guarantee any Indebtedness, in excess of RMB150,000 in aggregate, other than in each case in the ordinary course of business;
(ix) incur any Encumbrance of material assets, other than Permitted Encumbrances;
(x) increase the compensation of employees of the Group Companies other than (A) in the ordinary course of business or (B) as required by any agreement in effect as of the date hereof or as required by Law;
(xi) make any material change in the accounting methods or practices followed by any of the Group Companies (other than with respect to provisioning for doubtful accounts and such changes as are required by Law or PRC GAAP);

(xii) other than as required pursuant to PRC Law, change any method of Tax accounting, make or change any Tax election, file any amended Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;
(xiii) other than in the ordinary course of business, enter into any Contract that would be a Material Contract;
(xiv) enter into any partnership, limited liability company or joint venture agreement other than in the ordinary course of business;
(xv) other than in the ordinary course of business, terminate or make any material amendment to a Material Contract;
(xvi) grant any waiver or release under any confidentiality or similar agreement;
(xvii) other than (A) in the ordinary course of business, or (B) as required by Law, enter into, adopt or amend any employment agreement or employee benefit plan with or for the benefit of any of its employees, or terminate any employment relationships with Key Company Employees or, as would have a Material Adverse Effect on the Group Company or the conduct of the Business of the Group Company, terminate employment relationships of any other employees or number of employees of the Group Companies;
(xviii) purchase, cancel or terminate any insurance policy naming any of the Group Companies as a beneficiary or a loss payee other than in the ordinary course of business;
(xix) amend any of its organizational documents; or
(xx) agree or commit to do any of the foregoing.
Section 1.45 Filings and Consents. The Seller and the Buyer shall use all best efforts to do all things necessary, proper and desirable to obtain and to cooperate in obtaining any consent, approval, authorization or order of, and in making any registration or filing with, any Governmental Authority or other Person required in connection with the execution, delivery or performance of this Agreement, including any applicable filings pursuant to (i) any antitrust regulation, and (ii) any other applicable filings or consents. The Seller and the Buyer shall pay all filing fees required to be paid in connection with their respective filings to be made under each such law or regulation.

Section 1.46 Third Party Consents. The Seller and the Warrantors shall, and shall cause the Group Companies to, use commercially reasonable best efforts to obtain all consents of any parties to any Material Contract as are required thereunder in connection with the transactions contemplated by this Agreement and the Ancillary Documents or for any such Material Contracts to remain in full force and effect immediately following the Closing, all of which are set forth in the Disclosure Schedule. In the event that the other parties to any such Material Contract conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Material Contract, the Company shall be responsible for making all payments required to obtain such consent, waiver or approval.
Section 1.47 Tax Matters; Cooperation; Preparation of Returns; Tax Elections.
(a) The Seller shall (i) consult with the Buyer as is reasonably necessary for the filing of all Tax Returns and the making of any election related to Taxes for the periods prior to the Closing and (ii) furnish or cause to be furnished to the Buyer, upon request, as promptly as practicable, such information and assistance relating to any of the Group Companies (including access to books and records, employees, contractors and representatives) as is reasonably necessary for the periods prior to the Closing for the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return for the periods prior to the Closing. The Seller shall, and shall cause the Group Companies to, retain all books and records with respect to Taxes pertaining to the Group Companies until the expiration of all relevant statutes of limitations (and, to the extent notified by the Buyer, any extensions thereof). At the end of such period, the Seller shall provide the Buyer with at least sixty (60) days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records.
(b) The Seller shall cause to be prepared all Tax Returns in respect of any of the Group Companies for any taxable year ending on or before the Closing Date. The Seller shall cause the Group Companies to timely pay to the relevant Taxing Authority all Taxes due in connection with any such Tax Returns.
(c) The Seller, shall, or shall cause relevant equity holders of the Group Companies to, pay all transfer, documentary, sales, use, registration and other such Taxes (including all applicable real estate transfer Taxes, but excluding any Taxes based on or attributable to income or gains) and related fees (including any penalties, interest and additions to Tax) incurred in connection with the transfer of the Shares by the Seller to the Buyer and the transfer of all equity interests in the Group Companies held by their equity holders to the Seller (or Persons designated by the Buyer) pursuant to the terms of this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby.

Section 1.48 Employees; Benefit Plans. Nothing herein expressed or implied shall confer upon any of the employees of the Seller, the Buyer, the Group Companies, or any of their Affiliates, any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement or the Ancillary Documents.
Section 1.49 Related Party Accounts. Prior to the Closing Date, the Seller shall, and shall cause the Group Companies to extinguish, on terms and conditions to the Buyer’s satisfaction, all Related Party Accounts, so that there will be no Related Party Accounts outstanding upon the Closing. The Seller shall provide to the Buyer, at least five (5) days prior to the Closing Date, a schedule listing all remaining Related Party Accounts. As used herein, “Related Party Accounts” means with respect to each Group Company, all indebtedness, liability or payables owing by such Group Company to any of its Related Parties.
Section 1.50 Non-Violation. Prior to the Closing Date, the Seller and the Warrantors shall not, and each of them shall cause any Group Company not to, without the prior written consent of the Buyer, knowingly take any action that would result in any of the representations, warranties or covenants contained in this Agreement and in the Ancillary Documents becoming untrue or incapable of performance, as applicable. The Seller and the Warrantors shall promptly advise the Buyer of any action or event of which any of them becomes aware that has the effect of rendering any such covenants incapable of performance.
Section 1.51 Confidentiality. Each party hereto shall keep confidential, and shall cause its officers, directors, employees, counsel, investment bankers, consultants and other representatives to keep confidential, the terms and conditions of this Agreement and of any Ancillary Document (collectively, the “Confidential Information”), and shall use, and shall cause its officers, directors, employees, counsel, investment bankers, consultants and other representatives to use, the Confidential Information, except as the parties hereto mutually agree in writing otherwise, only in connection with the evaluation of the transactions contemplated by this Agreement and the Ancillary Documents provided that any party may disclose Confidential Information (i) to its officers, directors, employees, counsel, investment bankers, consultants and other representatives who need to know such information for the purpose of the performance of its obligations in connection herewith and with the Ancillary Documents (it being understood that such party will cause each Person to whom it has disclosed such Confidential Information to treat such information in a confidential manner), (ii) in the event that such party or its officers, directors, employees, counsel, investment bankers, consultants and other representatives or affiliates are required to disclose such information in connection with any judicial or administrative proceeding subject to such party provide each other party hereto in advance of such disclosure notice of such requirements, (iii) to the extent advised by competent legal advisors that such disclosure is required by applicable Law and so long as, where such disclosure is to a Governmental Authority, such party shall use all reasonable efforts to obtain confidential treatment of the Confidential Information so disclosed, and (iv) to the extent required by the rules of the SEC and any stock exchange.
Section 1.52 No Transfer by the Seller. From the date of this Agreement through the Closing Date, the Seller shall not transfer or grant or permit or allow the creation of and Encumbrance, directly or indirectly, any interest in the Company or the entity through which it holds its interest in the Company without the prior written approval of the Buyer.

Section 1.53 Leisen Transfer; Education Technology; Spin-Off. The Seller shall (i) cause all holders of outstanding equity interests in Leisen to transfer, prior to the Closing, their respective equity interests in such entity to a Person designated by the Buyer (the “Leisen Transfer”) pursuant to Leisen Share Purchase Agreement in the form attached hereto as Exhibit B, (ii) cause all holders of outstanding equity interests in Education Technology to transfer, prior to the Closing, their respective equity interests in such entity to Du Tianming, Du Liangdong and Xingchen Management or a third party (the “Education Technology Transfer”) and (iii) transfer and otherwise dispose of certain assets by the Seller and the Buyer and the associated liabilities (“Spin-off”), each on the terms of the applicable Ancillary Documents.
Section 1.54 Other Restructuring. The Seller shall cause the Group Companies to complete the restructuring of the Group Companies set forth in the Restructuring Memorandum, each according to the terms of the applicable Ancillary Documents.
Section 1.55 Non-competition.
(a) After the Closing Date, each of the Seller and the Warrantors shall not:
(i) directly or indirectly, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation or control of, be employed by, associated with, or in any manner connected with, or render services or advice to, any business whose products or activities compete in whole or in part with the products or activities of the Group Companies within the PRC; provided, however, that Seller and the Warrantors may purchase or otherwise acquire up to (but not more than) one percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange. Each of the Seller and the Warrantors agrees that this covenant is reasonable with respect to its duration, geographical area, and scope;
(ii) directly or indirectly, either for itself, himself or any other Person, (A) induce or attempt to induce any employee of a Group Company to leave the employ of such Group Company, (B) in any way interfere with the relationship between a Group Company and any of its employees, (C) employ, or otherwise engage as an employee, independent contractor, or otherwise, any employee of a Group Company, or (D) induce or attempt to induce any customer, supplier, licensee, or business relation of a Group Company to cease doing business with such Group Company, or in any way interfere with the relationship between any customer, supplier, licensee, or business relation of a Group Company; and
(iii) directly or indirectly, either for itself, himself or any other Person, solicit the business of any Person known to it or him to be a customer of a Group Company, whether or not it or he had personal contact with such Person, with respect to products or activities that compete in whole or in part with the products or activities of the Group Companies.
(b) In the event of a breach by the Seller or any Warrantor of any covenant set forth in Section 1.55(a), the term of such covenant in respect of the person in breach will be extended by the period of the duration of such breach.

Section 1.56 Further Actions. Each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary under applicable Law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement and by the Ancillary Documents.
Section 1.57 Delivery of June 30 Balance Sheet. The Seller shall deliver to the Buyer, prior to the Closing Date, a balance sheet of Cartoon Digital, and a certificate signed by the Seller that such balance sheets (i) are true, correct and complete in all material respects and have been prepared in accordance with the books and records of Cartoon Digital and its subsidiaries, as applicable, (ii) have been prepared in accordance with PRC GAAP applied on a consistent basis throughout the periods indicated therein, and (iii) fairly present, in all material respects, the assets, liabilities and shareholders’ equities of Cartoon Digital and its subsidiaries, as of the period to which they relate.
Section 1.58 Cartoon Digital Acquisition. The parties agree that the Buyer shall provide the Company a loan pursuant to the terms and conditions of a loan agreement and related security documents to be mutually agreed between the parties (the “Acquisition Loan Documents”) for the sole purpose to finance, prior to the Closing, in whole or in part, the price payable by the Company to Du Tianming, Du Liangdong and Xingchen Management of the entire equity interest in Cartoon Digital pursuant to the Cartoon Digital Acquisition Agreement in the form attached hereto as Exhibit C.
Section 1.59 Lock-up of Share Consideration. During the periods specified below, the Seller will not, without the prior written consent of the Buyer, directly or indirectly, offer, sell, contract to sell, pledge, lend, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, or enter into any swap or other transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) any Noah Education Ordinary Shares issued to the Seller as Share Consideration:
(a) during the period from the Closing Date to but not including the second anniversary of the Closing Date, the restrictions will apply to all of the Noah Education Ordinary Shares;
(b) during the period from the second anniversary to the but not including the third anniversary of the Closing Date, the restrictions will apply to number representing two-thirds of the Noah Education Ordinary Shares;
(c) during the period from the third anniversary to the but not including the fourth anniversary of the Closing Date, the restrictions will apply to number representing one-third of the Noah Education Ordinary Shares; and
(d) after the fourth anniversary of the Closing Date, the restrictions will cease to apply to all of the Noah Education Ordinary Shares.

CONDITIONS TO THE OBLIGATIONS OF SELLER
The obligation of the Seller to effect the Closing under this Agreement as specified below is subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, unless validly waived in writing by the Seller.
Section 1.60 Representations and Warranties. The representations and warranties made by the Buyer in this Agreement, disregarding all qualifications and exceptions as to materiality and Material Adverse Effect on the Buyer, shall be true and correct as of the Closing Date as though such representations and warranties were made at such date (except that any representations and warranties that are made as of a specified date shall be true and correct as of such specified date), with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Buyer.
Section 1.61 Performance. The Buyer shall have performed and complied in all material respects with all agreements and obligations required by this Agreement and the Ancillary Documents to be so performed or complied with by it prior to the Closing Date.
Section 1.62 No Material Adverse Change. Since the date of this Agreement, there shall not have been any Material Adverse Change in respect of the Buyer that is continuing as of the Closing Date.
Section 1.63 Officer’s Certificate. The Buyer shall have delivered to the Seller a certificate, dated as of the Closing Date and executed by an executive officer of the Buyer, certifying to the fulfillment of the conditions specified in Section 1.60 through Section 1.62 hereof.
CONDITIONS TO BUYER’S OBLIGATIONS
The obligation of the Buyer to effect the Closing under this Agreement as specified below is subject to the satisfaction, at or prior to the Closing Date, as applicable, of each of the following conditions, unless waived in writing by the Buyer.
Section 1.64 Representations and Warranties. The representations and warranties made by the Seller and the Warrantors in this Agreement, disregarding all qualifications and exceptions as to materiality and Material Adverse Effect, shall be true and correct as of the Closing Date as though such representations and warranties were made at such date (except that any representations and warranties that are made as of a specified date shall be true and correct as of such specified date), with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Group Companies or the Seller.
Section 1.65 Performance.
(a) Performance. The Seller and the Warrantors shall have performed and complied in all material respects with all agreements and obligations required by this Agreement and the Ancillary Documents to be performed or complied with by them prior to the Closing Date. No event of default or incipient default or breach under the Acquisition Loan Documents or any other Ancillary Document has occurred and is continuing or will result from the transactions contemplated in this Agreement.

(b) Proceedings and Documents. All corporate and other proceedings that are required to be performed in connection with the transactions contemplated by this Agreement and the Ancillary Documents at the Closing shall have been performed. The Buyer shall have received a copy of the board resolutions and shareholders resolutions of the Seller approving the transactions contemplated hereunder.
(c) No Material Adverse Change. Since the Balance Sheet Date there shall not have been any Material Adverse Change in respect of the Group Companies that is continuing as of the Closing Date.
Section 1.66 Liabilities. The Seller will have taken such action, or have caused the Group Companies to have taken such action, such that none of the Group Companies has any outstanding liabilities, other than (i) the Bank Obligations, (ii) Indebtedness pursuant to the Acquisition Loan Documents, (iii) current liabilities that represent the unpaid balance of purchase price for assets on the June 30 Balance Sheet, and (iv) advances from suppliers or franchisees to the extent of the amount representing services to be performed after June 30, 2009.
Section 1.67 Officer’s Certificate. The Seller shall have delivered to the Buyer a certificate, dated as of the Closing Date and executed by a director of the Seller, certifying to the fulfillment of the conditions specified in Section 1.64 through Section 1.66 hereof to the extent such conditions relate to the Company.
Section 1.68 Employment Agreements. As of the Closing Date, (a) Du Tianming shall have entered into an Employment Agreement with the Buyer substantially in the form of Exhibit A attached hereto, and (b) each Key Company Employee shall have entered into a Key Company Employee Agreements with Cartoon Digital, and each such agreement shall be in full force and effect.
Section 1.69 Opinions of Counsel. The Buyer shall have received from PRC counsel to the Seller and the Group Companies written opinions dated and delivered as of the Closing Date in form and substance satisfactory to the Buyer.
Section 1.70 Cartoon Digital Acquisition. The Company shall have consummated the Cartoon Digital Acquisition pursuant to the Cartoon Digital Acquisition Agreement.
Section 1.71 Leisen Transfer. The Seller and the Group Companies shall have consummated Leisen Transfer pursuant to the Leisen Share Purchase Agreement.
Section 1.72 Education Technology Transfer. The Seller and the Group Companies shall have consummated the Education Technology Transfer.
Section 1.73 Spin-Off. The Seller and the Group Companies shall have consummated the spin-off referred to in Section 1.53.
Section 1.74 Restructuring. The Seller and the Group Companies shall have consummated the restructuring referred to in Section 1.54.

Section 1.75 Injunctions. At the Closing Date, there shall not be in effect any Law or Governmental Order directing that the transactions provided for herein not be consummated as provided herein or which has the effect of rendering it impossible to consummate such transactions.
Section 1.76 Financial Statements. The Seller shall have delivered to the Buyer the June 30 Balance Sheet and the Buyer shall have become satisfied that the June 30 Balance Sheet accurately reflects the assets and liabilities of the Company and Cartoon Digital as of such date.
Section 1.77 Related Party Accounts. The Seller shall have delivered to the Buyer documents in form and substance satisfactory to the Buyer that all Related Party Accounts referred to in Section 1.49 have been discharged.
TERMINATION
Section 1.78 Termination.
This Agreement may be terminated at any time prior to the Closing Date:
(a) by the mutual written consent of the Seller and the Buyer;
(b) by either the Seller or the Buyer, if any Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree or ruling or other action shall have become final and nonappealable;
(c) by the Buyer, if any of the Seller, the Warrantors or Group Companies breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Document and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 1.64 or Section 1.65, (B) cannot be or has not been cured within 30 days following written notice of such breach or failure to perform and (C) has not been waived by the Buyer;
(d) by the Seller, if the Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 1.60, Section 1.61 or Section 1.62, (B) cannot be or has not been cured within 30 days following written notice of such breach or failure to perform and (C) has not been waived by the Seller; or
(e) by either the Seller or the Buyer, if the Closing Date shall not have occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before August 1, 2009 (the “Long-Stop Date”), provided that the Seller may not terminate this Agreement pursuant to this Section 1.78(e) if it has willfully and intentionally taken action to cause any of the conditions set forth in Article VII to not be satisfied by the Buyer as of the Long-Stop Date;

(f) by the Buyer, upon the Seller’s failure to effect the purchase and sale as provided herein; provided that each of the conditions set forth in Article VII have been satisfied by the Buyer or waived by the Seller (other than those that are only capable of being satisfied on or as of the Closing Date); or
(g) by the Seller, upon the Buyer’s failure to effect the purchase and sale as provided herein; provided that each of the conditions set forth in Article VIII have been satisfied by the Seller or waived by the Buyer (other than those that are only capable of being satisfied on or as of the Closing Date).
Section 1.79 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 1.78 hereof, written notice thereof shall forthwith be given to all other parties. If this Agreement is terminated and the transactions contemplated by this Agreement are abandoned as provided herein:
(a) the Buyer will redeliver or at its option destroy to the Seller all documents, work papers and other material of the Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof (provided that the Buyer may keep a copy of all such materials for evidentiary purposes only);
(b) The provisions of Section 1.51 shall continue in full force and effect; and
(c) Subject to Section 1.78, Section 1.83(b) and Section 1.83(c), no party to this Agreement will have any liability under this Agreement to any other except (i) that nothing herein shall relieve any party from any liability for any willful breach of any of the representations, warranties, covenants and agreements set forth in this Agreement, and (ii) as contemplated by paragraph (b) above.
INDEMNIFICATION
Section 1.80 Indemnification by the Seller and the Warrantors.
(a) Subject to the limits set forth in this Article X, from and after the Closing Date, to the extent permitted by law, the Seller and the Warrantors, jointly and severally, shall indemnify, defend and hold the Buyer, its Affiliates (including the Company and its Affiliates) and their respective officers, directors, stockholders, employees, agents and representatives harmless from and in respect of any and all losses, damages, costs, penalties, assessments, fines and expenses (including reasonable fees and expenses of counsel and other professional advisers) (collectively, “Losses”), that they actually incur arising out of, relating to or due to (i) any breach of any representation or warranty by the Seller or any Warrantor contained in Article III or IV this Agreement, (ii) any breach by any the Seller or any Warrantor of any covenant of the Seller or any Warrantor in this Agreement, (iii) any liability, including contingent liability, not disclosed in the June 30 Balance Sheet first delivered by the Seller, that arose or is attributable to events occurring prior to the Closing.

(b) The representations and warranties contained in Articles III or IV of this Agreement will survive the Closing for a period of 18 months after the Closing Date, except that (i) the representations and warranties set forth in Section 1.17 and its related representation made by the Warrantors under Article IV will survive the Closing until six months year after the expiration of the applicable statute of limitations; and (ii) any claim made with reasonable specificity by the party seeking to be indemnified will survive until such time as such claim is finally and fully resolved so long as such claim is brought prior to the expiration of the applicable survival period set forth in this Section 1.80(b). Each covenant or agreement of the Seller and the Warrantors in this Agreement shall survive the Closing until six months from the time performance of such covenant or agreement is contemplated; provided that any claim made with reasonable specificity by the party seeking to be indemnified shall survive until such time as such claim is finally and fully resolved so long as such claim is brought prior to the expiration of the applicable survival period set forth in this Section 1.80(b).
Section 1.81 Indemnification by the Buyer.
(a) Subject to the limits set forth in this Article X, from and after the Closing Date, to the extent permitted by law, the Buyer shall indemnify, defend and hold the Seller harmless from and in respect of any and all Losses that they may incur arising out of or due to any breach of any representation, warranty, covenant or other agreement of the Buyer contained in this Agreement provided that, with respect to all Losses indemnifiable pursuant to this paragraph (a) arising from the failure of a representation or warranty herein by the Buyer to be true and correct, the Seller shall not be entitled to recover more than the amount of the Aggregate Consideration payable by the Buyer pursuant to Section 1.5(a) and (b).
(b) The representations and warranties of the Buyer contained in this Agreement shall survive the Closing for a period of nine months after the Closing.
Section 1.82 Notice and Opportunity to Defend. If there occurs an event which a party asserts is an indemnifiable event pursuant to Section 1.80 and Section 1.81, the party or parties seeking indemnification pursuant to this Article X (the “Indemnified Party”) shall notify the other party or parties obligated to provide indemnification pursuant to this Article IX (the “Indemnifying Party”) promptly; provided that the failure to provide such prompt notice will not relieve the Indemnifying Party of its obligations hereunder. In case any such action shall be brought against any Indemnified Party, it shall notify the Indemnifying Party of the commencement thereof, and the Indemnifying Party shall be entitled and obligated to assume the defense thereof, with counsel selected by the Indemnifying Party, and the Indemnified Party or Indemnified Parties party shall have the right to participate at its or their own expense in the defense of such action or asserted liability; provided that, in the event the Indemnifying Party fails to effectively assume such defense after three (3) months, the Indemnified Party shall be entitled at its discretion to assume such defense, with counsel selected by the Indemnified Party or Indemnified Parties, and the Indemnifying Party shall be liable to the Indemnified Party or Indemnified Parties for the legal expenses of such counsel and any such expenses subsequently incurred by such Indemnified Party or Indemnified Parties in connection with the defense thereof. The Indemnifying Party and any such Indemnified Party agree to cooperate fully with each other and their respective counsel in connection with the defense, negotiation or settlement of any such action or asserted liability. Any party assuming the defense of an action shall not effect any settlement or compromise (i) without the written consent of the other party (which consent shall not be unreasonably withheld or delayed).

MISCELLANEOUS
Section 1.83 Fees and Expenses; Liquidated Damages.
(a) Except as otherwise provided in this Agreement, each of the Buyer, on one hand, and the Seller, on the other hand, shall pay all of their respective out-of-pocket fees and expenses in connection with the preparation and negotiation of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.
(b) If this Agreement is terminated by the Buyer pursuant to Section 1.78(f) (other than as a result of the non-fulfillment of any condition precedent because of the failure to obtain any required Government Authorizations that is not attributable to the default or neglect on the part of the Seller), the Seller shall pay to the Buyer an amount in cash equal to RMB 8.7 million in the form of liquidated damages and not as a penalty (the “the Buyer’s Liquidated Damages”). Such amount shall be paid by the Seller within five (5) Business Days of receipt of written notice from the Buyer. The Parties agree that the provisions of this Section 1.83(b) are reasonable and necessary for the protection of the Buyer, and further agree that the said provisions are not excessive or unduly onerous upon the Seller. However, it is hereby agreed and declared that if any of such provisions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the Buyer, but would be valid if part of the wording thereof were deleted or the amount of the Buyer’s Liquidated Damages reduced or the scope of the provisions reduced, the said provisions shall apply with such modification or modifications as may be necessary to make them valid and effective.
(c) If this Agreement is terminated by the Seller pursuant to Section 1.78(g) (other than as a result of the non-fulfillment of any condition precedent because of the failure to obtain any required Government Authorizations that is not attributable to the default or neglect on the part of the Buyer), the Buyer shall pay to the Seller an amount in cash equal to RMB 8.7 million in the form of liquidated damages and not as a penalty (the “the Seller’s Liquidated Damages”). Such amount shall be paid by the Buyer within five (5) Business Days of receipt of written notice from the Seller. The Parties agree that the provisions of this Section 1.83(c) are reasonable and necessary for the protection of the Seller, and further agree that the said provisions are not excessive or unduly onerous upon the Buyer. However, it is hereby agreed and declared that if any of such provisions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the Seller, but would be valid if part of the wording thereof were deleted or the amount of the Seller’s Liquidated Damages reduced or the scope of the provisions reduced, the said provisions shall apply with such modification or modifications as may be necessary to make them valid and effective.
Section 1.84 Governing Law. This Agreement shall be construed under and governed by the laws of Hong Kong.
Section 1.85 Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 1.86 No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the Buyer, in the case of assignment by the Seller, and the Seller, in the case of any assignment by the Buyer, provided that the Buyer may assign its rights to acquire and hold the Shares acquired hereunder to an Affiliate.
Section 1.87 Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.
Section 1.88 Notices.
(a) Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (i) personally delivered, (ii) sent by a nationally recognized overnight courier service to the recipient at the address below indicated or (iii) delivered by facsimile which is confirmed in writing by sending a copy of such facsimile to the recipient thereof pursuant to clause (i) or (ii) above:
If to the Buyer:

Noah Education Holdings Ltd.
10th Floor B Building
Futian Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong Province 518048
People’s Republic of China
Attn: Dora Li, Chief Financial Officer
Tel: +86 755 8343 2800
Fax: +86 755 8204 9670
E-mail: lidm@noahedu.com
with copies to

Latham & Watkins
41/F, One Exchange Square
8 Connaught Place
Central, Hong Kong
Attn: Eugene Lee, Esq.
Tel: +852 2522 7886
Fax: +852 2522 7006
Email: eugene.lee@lw.com

If to the Seller:

Sunshine Nation Limited
c/o Little Star Education Group
5th Floor, Wu Yi Xin Gan Xian
717 Wu Yi Road, Tianxin District
Changsha
Hunan Province 410005
People’s Republic of China
Attn: HUANG MEI
Tel: +86 731 268 2655
Fax: +86 731 268 2660
E-mail: hhm999@163.com
If to the Warrantors:

c/o DU TIANMING
Little Star Education Group
5th Floor, Wu Yi Xin Gan Xian
717 Wu Yi Road, Tianxin District
Changsha
Hunan Province 410005
People’s Republic of China
Tel: +86 731 268 2655
Fax: +86 731 268 2660
E-mail:donnydong@sina.com.cn
or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner.
(b) Except as otherwise provided herein, any notice under this Agreement will be deemed to have been given (x) on the date such notice is personally delivered or delivered by facsimile or (y) the next succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier; provided that in each case notices received after 4:00 p.m. (local time of the recipient) shall be deemed to have been duly given on the next Business Day.
Section 1.89 Complete Agreement. This Agreement, the Ancillary Documents and the other documents and writings referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
Section 1.90 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

Section 1.91 Publicity. The Seller and the Buyer will consult with each other and will mutually agree upon any publication or press release of any nature with respect to this Agreement or the transactions contemplated hereby and shall not issue any such publication or press release prior to such consultation and agreement except as may be required by applicable law or by obligations pursuant to any listing agreement with any securities exchange or any securities exchange regulation, in which case the party proposing to issue such publication or press release shall make all reasonable efforts to consult in good faith with the other party or parties before issuing any such publication or press release and shall provide a copy thereof to the other party or parties prior to such issuance.
Section 1.92 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.
Section 1.93 Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person or corporation, other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.
Section 1.94 Dispute Resolution.
(a) Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation. Such consultation shall begin immediately after one party hereto has delivered to any other party hereto a written request for such consultation. If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of any party to such dispute with notice to the others.
(b) The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”). There shall be three (3) arbitrators. Each opposing party to a dispute shall be entitled to appoint one arbitrator, and the third arbitrator shall be jointly appointed by the disputing parties or, failing such agreement by thirty (30) days after the appointment by each party of its arbitrator, the HKIAC shall appoint the third arbitrator.
(c) The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the UNCITRAL Arbitration Rules as administered by the HKIAC at the time of the arbitration.
(d) Each party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the others in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such party.
(e) The award of the arbitration tribunal shall be final and binding upon the disputing parties, and the prevailing party or parties may apply to a court of competent jurisdiction for enforcement of such award.
(f) Any party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitral tribunal.
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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officer, in each case as of the date first above written.

NOAH EDUCATION HOLDINGS LTD.
By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Chairman and Chief Executive Officer

SUNSHINE NATION LIMITED
By:	/s/ Siyuan Du
	Name:	Siyuan Du
	Title:	Director

/s/ DU TIANMING
DU TIANMING

/s/ DU LIANGDONG
DU LIANGDONG

/s/ DU SIYUAN
DU SIYUAN

Schedule 1.1A
Ancillary Documents
Acquisition Loan Documents
Cartoon Digital Acquisition Agreement
Leisen Share Purchase Agreement
Other Spin-off Documents and Acquisition Documents Referred to in the Restructuring Memorandum